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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                                                  Commission File Number 0-30673

                           NOTIFICATION OF LATE FILING

(Check One):    [X] Form 10-K      [ ] Form 11-K            [ ] Form 20-F
                [ ] Form 10-Q      [ ] Form N-SAR

For Period Ended:                        December 31, 2002
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   [ ] Transition Report on Form 10-K     [ ] Transition Report on Form 10-Q
   [ ] Transition Report on Form 20-F     [ ] Transition Report on Form N-SAR
   [ ] Transition Report on Form 11-K

For the Transition Period Ended:
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  Read attached instruction sheet before preparing form. Please print or type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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                         Part I. Registrant Information

Full name of registrant:                    NTL EUROPE, INC.
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Former name if applicable:                  NTL INCORPORATED
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Address of principal executive office (Street and number):  37 Purchase Street
                                                          ----------------------

City, State and Zip Code:                    Rye, NY  10580
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                        Part II. Rule 12b-25 (b) and (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

    (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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                               Part III. Narrative

         State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

                  The Registrant emerged from bankruptcy on January 10, 2003, at which time the entity formerly named NTL Incorporated ("Old NTL") split into two separate and independent companies, the Registrant, NTL Europe, Inc. (formerly known as NTL Incorporated) and new NTL Incorporated (formerly known as NTL Communications Corp.). As a result, substantial work has been required in connection with the preparation of the Registrant's financial disclosure. Further, upon the consummation of Old NTL's bankruptcy plan, the Registrant appointed new officers and directors. Due to these demands placed on the Registrant's management and finance staff in connection with the preparation of the annual report, the Registrant is unable to file its Form 10-K for the period ended December 31, 2002 within the prescribed time period without unreasonable effort and expense.

                           Part IV. Other Information

         (1) Name and telephone number of person to contact in regard to this notification

    Jeffrey A. Brodsky                 (914)                  921-1800
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          (Name)                    (Area code)          (Telephone number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).


                                                  [X] Yes [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?


                                                  [X] Yes [ ] No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made. See Attachment.



                                NTL EUROPE, INC.
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                  (Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: March 31, 2003                              By:/s/ Jeffrey A. Brodsky
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                                                  Name:  Jeffrey A. Brodsky
                                                  Title: President

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The Registrant emerged from bankruptcy on January 10, 2003, at which time the entity formerly named NTL Incorporated ("Old NTL") split into two separate and independent companies, the Registrant, NTL Europe, Inc. (formerly known as NTL Incorporated) and new NTL Incorporated (formerly known as NTL Communications Corp.). The results of NTL Communication Corp. have been reported as part of the Registrant's consolidated financial results. However, with the separation of NTL Communication Corp. into a separate and independent entity, the results of NTL Communication Corp. will now be reported in the Registrant's finacial statements as discontinued operations. In addition, the Registrant expects to record substantial impairment to its assets as compared to the recorded value of its assets at December 31, 2001. As the determination of the amount of that impairment is still being made, the Registrant is not in a position to make an estimate of the impact on its results at this time.